BWAY Parent Company, Inc.

8607 Roberts Drive, Suite 250

Atlanta, Georgia 30350-2237

July 25, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20002

Attention: Sherry Haywood

Re:	BWAY Parent Company, Inc. (the “Company”)

Registration Statement on Form S-4

(SEC File No. 333-173712) Originally Filed April 25, 2011 (as amended)

Ladies and Gentlemen:

The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-173712), as amended (the “Registration Statement”), to 11:00 A.M., Eastern time, on July 27, 2011 or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Elisabeth Martin of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3055 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

BWAY PARENT COMPANY, INC.

By:	/s/ Michael B. Clauer
Name:	Michael B. Clauer
Its:	Executive Vice President and Chief Financial Officer